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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                        ----------------

                         Amendment No. 5
                               To
                         SCHEDULE 14D-9
         Solicitation/Recommendation Statement Pursuant
   to Section 14(d)(4) of the Securities Exchange Act of 1934

                        ----------------

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                    (Name of Subject Company)

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
              (Names of Person(s) Filing Statement)

             Common Stock, Par Value $0.01 Per Share
                 (Title of Class of Securities)

                           167155 10 0
              (CUSIP Number of Class of Securities)

                        ________________

                         ROBERT SCHMIEGE
  Chairman of the Board, President and Chief Executive Officer
        Chicago and North Western Transportation Company
                     165 North Canal Street
                  Chicago, Illinois  60606-1551
                         (312) 559-7000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
          on Behalf of the Person(s) filing Statement)
                        ________________

                         With a copy to:

                      PAUL J. MILLER, ESQ.
                  Sonnenschein Nath & Rosenthal
                        8000 Sears Tower
                    Chicago, Illinois  60606
                         (312) 876-8074

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This Amendment supplements and amends as Amendment No. 5 the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 23, 1995 and amended by Amendment No. 1 thereto filed on March 30, 1995, Amendment No. 2 filed on April 3, 1995, Amendment No. 3 filed on April 7, 1995 and Amendment No. 4 filed on April 10, 1995 (the "Schedule 14D-9), by Chicago and North Western Transportation Company, a Delaware corporation (the "Company"), relating to the tender offer by UP Rail, Inc. (the "Purchaser"), a Utah corporation and an indirect wholly-owned subsidiary of Union Pacific Corporation, a Utah corporation ("Union Pacific"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 23, 1995, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $35 per Share, net to the sellers thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995 (the "Offer to Purchase"), as amended by the Supplement thereto filed on April 14, 1995 (the "Supplement"), and the revised Letter of Transmittal. The Supple-ment has been filed with the SEC as Exhibit 40 to the Schedule 14D-
9. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 3.  Identity and Background

     Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

     On April 13, 1994, the Purchaser and the Company entered into an amendment to the Option Agreement to provide that the Purchaser may only exercise its option to acquire additional shares from the Company (thereby permitting a short-form merger) if the Purchaser acquires more than 87.5% (previously 85%) but less than 90% of the Shares in the Offer. A copy of such amendment has been filed with the SEC as Exhibit 41 to the Schedule 14D-9, and is hereby incorporated herein by reference.

     The discussion set forth under the caption "SPECIAL FACTORS - Interests of Certain Persons in the Transaction" in the Offer to Purchase, which is incorporated by reference under Item 3(b) of the
Schedule 14D-9, has been amended and supplemented by Item 5 of the Supplement, and Item 5 of the Supplement is hereby incorporated herein by reference. Item 5 of the Supplement contains summaries of certain of these arrangements. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the appropriate documents which have been filed with the SEC as exhibits to the Schedule 14D-9, each of which is hereby incorporated herein by reference.

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Item 4.  The Solicitation or Recommendation

     Item 4(b)(1) of the Schedule 14D-9 is hereby amended and supplemented by adding the discussion set forth under Item 1 of the Supplement, and Item 1 of the Supplement is hereby incorporated by reference herein.

     Item 4(b)(2) of the Schedule 14D-9 is hereby amended and supplemented by adding the discussion set forth under Item 3 of the Supplement, and Item 3 of the Supplement is hereby incorporated by reference herein.

Item 5.  Persons Retained, Employed or to be Compensated

     Item 5 of the Schedule 14D-9 is hereby amended and supplement-ed by adding the discussion set forth under Item 2 of the Supple-ment, and Item 2 of the Supplement is hereby incorporated by reference herein.

Item 8. Additional Information

     Item 8 of the Schedule 14D-9 is hereby amended and supplement-ed by adding the following information:

     Purchaser has extended the period of time for which the Offer and withdrawal rights are open until 12:00 midnight, New York City time, on Monday, April 24, 1995, unless the Offer is further extended.

     Item 8 of the Schedule 14D-9 is also hereby amended and supplemented by adding the discussion set forth under Item 6 of the Supplement, and Item 6 of the Supplement is hereby incorporated by reference herein. Item 6 of the Supplement contains summaries of certain pending lawsuits and the status thereof. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the appropriate documents which have been filed with the SEC as exhibits to the Schedule 14D-9, each of which is hereby incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     Exhibit 40 -   Supplement to the Offer to Purchase dated
                    April 14, 1995.*

     Exhibit 41 -   Amendment to the Company Stock Option Agree-
                    ment, dated April 13, 1995, by and between the Purchaser and the Company.

     Exhibit 42 -   Clarification Document, dated April 12, 1995,
                    among the Company, Union Pacific and the

                    Purchaser.

     Exhibit 43 -   Memorandum of Understanding, dated April 13,
                    1995, by and among counsel for the Company, Union Pacific and the plaintiffs in the five

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                    purported class action suits previously filed
                    in the Court of Chancery in Delaware.

_______________________
* Items 1, 2, 3, 5 and 6 of the Supplement are hereby incorpo-rated by reference in this Amendment. No other section of the Supplement is incorporated by reference in this Amendment or shall be deemed filed with the SEC by the Company for purposes of the Exchange Act.

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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         CHICAGO AND NORTH WESTERN
                         TRANSPORTATION COMPANY

                         By: /s/ RONALD J. CUCHNA

Date: April 14, 1995

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                         EXHIBIT INDEX

     Exhibit No.                Description
     -----------                -----------

     Exhibit 40 - Supplement to the Offer to Purchase dated
                  April 14, 1995.*

     Exhibit 41 - Amendment to the Company Stock Option Agreement,
                  dated April 13, 1995, by and between the Pur-chaser and the Company.

     Exhibit 42 - Clarification Document, dated April 12, 1995, among the Company, Union Pacific and the Pur-chaser.

     Exhibit 43 - Memorandum of Understanding, dated April 13,
                  1995, by and among counsel for the Company, Union Pacific and the plaintiffs in the five purported class action suits previously filed in the Court of Chancery in Delaware.

_______________________
* Items 1, 2, 3, 5 and 6 of the Supplement are hereby incorpo-rated by reference in this Amendment. No other section of the Supplement is incorporated by reference in this Amendment or shall be deemed filed with the SEC by the Company for purposes of the Exchange Act.

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